Investors Focus, Inc.
1000 Lincoln Road
Suite 200
Miami Beach, Florida 33139

November 16, 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Investors Focus, Inc. (the “Company”)
Application for Withdrawal of Registration Statement on Form SB-2 (File No. 333-98639 (the “Registration Statement”)

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the Securities and Exchange Commission issue an order granting the immediate withdrawal of the entire Registration Statement, together with all exhibits thereto. The Company is requesting withdrawal of the Registration Statement due to unfavorable market conditions.

     The Registration Statement was filed on August 23, 2002 and has not been declared effective. The Company did not issue or sell securities pursuant to the Registration Statement.

     Pursuant to Rule 477(c), the Company hereby advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

     Please provide me with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available (fax number (305) 538-5037. Please contact me at (305) 531-5500, or our counsel Joel D. Mayersohn, Esq. at (954) 766-7816, if you have any questions or comments.

Very truly yours,

/s/ Mitchell Rubinson

Mitchell Rubinson